UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ICOS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Washington	91-1463450
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

22021—20th Avenue S.E. Bothell, Washington	98021
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: ___________________

                                                                                                                                                                            (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

EXPLANATORY NOTE

On September 27, 2005, we completed our previously announced reincorporation from the state of Delaware to the state of Washington. Pursuant to an Agreement and Plan of Merger, or Merger Agreement, dated July 22, 2005 between ICOS Corporation, a Delaware corporation, or ICOS Delaware, and ICOS Washington Corporation, a Washington corporation and wholly owned subsidiary of ICOS Delaware, or ICOS Washington, ICOS Delaware merged with and into ICOS Washington with ICOS Washington surviving the merger and being renamed ICOS Corporation. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of ICOS Delaware common stock (and related share purchase rights), par value $0.01 per share, was automatically converted into one share of ICOS Washington common stock (and related share purchase rights), par value $0.01 per share.

In connection with the reincorporation, our Registration Statement on Form 8-A filed with the Securities and Exchange Commission, or SEC, on August 9, 2002, is hereby amended in its entirety to read as follows:

Item 1. Description of Registrant’s Securities to Be Registered.

ICOS Delaware entered into a Rights Agreement, dated as of August 9, 2002, with Mellon Investor Services LLC, or Mellon, as Rights Agent. In connection with our reincorporation, ICOS Delaware, ICOS Washington and Mellon entered into an Amendment No. 1 to Rights Agreement, or the Amendment, pursuant to which ICOS Washington succeeded to all the rights and obligations of ICOS Delaware under the Rights Agreement. Our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock pursuant to the Rights Agreement, which was payable on August 27, 2002 to our shareholders of record on that date. In addition, our board of directors authorized the issuance of one preferred share purchase right for each additional share of common stock that becomes outstanding between August 27, 2002 and the earliest of:

•	the distribution date, which is the earlier of: (1) the close of business on the tenth business day after a public announcement that a person has acquired beneficial ownership of 15% or more of our outstanding shares of common stock; and (2) a date that our board of directors designates following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of common stock that could result in the offeror becoming the beneficial owner of 15% or more of our outstanding shares of common stock;

•	the date on which the rights expire, August 9, 2012; and

•	the date, if any, on which our board of directors redeems the preferred share purchase rights.

Each preferred share purchase right entitles its registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, at a price of $250.00 per one one-hundredth of a preferred share, subject to adjustment as described below. The description and terms of the preferred share purchase rights are set forth in the Rights Agreement. A copy of the Rights Agreement and the Amendment are attached to this Registration Statement on Form 8-A as Exhibits 1 and 2, respectively.

Until the distribution date, the preferred share purchase rights will be evidenced by the certificates for the shares of common stock registered in the names of the holders, rather than by separate certificates. Therefore, until the distribution date, or earlier redemption or expiration of the preferred share purchase rights, the preferred share purchase rights will be transferred with and only with the shares of common stock.

As soon as possible after the distribution date, separate certificates evidencing the preferred share purchase rights will be delivered to holders of record of the shares of common stock as of the close of business on the distribution date and to each initial record holder of certain shares of common stock originally issued after the distribution date. These separate certificates alone will evidence the preferred share purchase rights from that time forward.

The preferred share purchase rights are not exercisable until the distribution date and will expire on August 9, 2012, unless redeemed or exchanged prior to expiration, as described below.

To preserve the economic value of the preferred share purchase rights, the number of preferred shares or other securities issuable upon exercise of a preferred share purchase right, the purchase price, the redemption price and the number of preferred share purchase rights associated with each outstanding common share are all subject to adjustment by our board of directors. Our board of directors may make adjustments in the event of any change in our common or preferred shares, including, for example, changes associated with stock dividends or stock splits, recapitalizations, mergers or consolidations, split-ups, split-offs or spin-offs, or distributions of cash, assets, options, warrants, indebtedness or subscription rights to holders of common or preferred shares.

If a person acquires beneficial ownership of 15% or more of our outstanding shares of common stock, the preferred share purchase rights will entitle each right holder, other than the beneficial owner of 15% or more of our outstanding shares of common stock, or any affiliate or associate of that person, to purchase, for the purchase price, the number of shares of common stock that at the time of the transaction would have a market value of twice the purchase price.

Any preferred share purchase rights that are at any time beneficially owned by a beneficial owner of 15% or more of our outstanding shares of common stock, or any affiliate or associate of that person, will be null and void and nontransferable. Furthermore, any holder of any preferred share purchase rights who beneficially owns 15% or more of shares of our common stock, any affiliate or associate of that person, or any purported transferee or subsequent holder will be unable to exercise or transfer the holder’s preferred share purchase rights.

After a person becomes the beneficial owner of 15% or more of outstanding shares of our common stock, but before a person becomes the beneficial owner of more than 50% of these shares, our board of directors may elect to exchange each preferred share purchase right, other than those that have become null and void and nontransferable as described above, for shares of common stock, without payment of the purchase price. The exchange rate in this situation would be one-half of the number of shares of common stock that would otherwise be issuable at that time upon the exercise of one preferred share purchase right.

After a person becomes the beneficial owner of 15% or more of outstanding shares of our common stock, each of the following events would entitle each holder of a preferred share purchase right (other than a holder of those rights that have become null and void and nontransferable as described above) to purchase, for the purchase price, that number of shares of common stock of another publicly traded corporation which at the time of the event would have a market value of twice the purchase price:

•	the acquisition of us in a merger by that publicly traded corporation;

•	a business combination between us and that publicly traded corporation; or

•	the sale, lease, exchange or transfer of 50% or more of our assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions, to that publicly traded corporation.

If any one of these events were to involve an entity that is not publicly traded, each holder of a preferred share purchase right would be entitled to purchase, for the purchase price and at such holder’s option:

•	that number of shares of the surviving corporation in the transaction, whether the surviving corporation is ICOS Washington or the other corporation, which at the time of the transaction would have a book value of twice the purchase price;

•	that number of shares of the ultimate parent entity of the surviving corporation which at the time of the transaction would have a book value of twice the purchase price; or

•	that number of shares of common stock of the acquiring entity’s affiliate which has publicly traded shares of common stock, if any, which at the time of the transaction would have a market value of twice the purchase price.

At any time prior to any person’s acquiring beneficial ownership of 15% or more of our outstanding shares of common stock, our board of directors may redeem the preferred share purchase rights in whole, but not in part. The redemption price of $0.01 per preferred share purchase right, subject to adjustment as provided in the Rights Agreement, may be paid in cash, shares of common stock or our other securities deemed by the board of directors to be at least equivalent in value.

At any time prior to any person’s acquiring beneficial ownership of 15% or more of our outstanding shares of common stock, we may, without the approval of any holder of the preferred share purchase rights, supplement or amend any provision of the Rights Agreement, including the date on which the distribution date or expiration date would occur, the time during which the preferred share purchase rights may be redeemed and the terms of the preferred shares.

The preferred shares issuable upon exercise of the preferred share purchase rights have the following characteristics:

•	they are not redeemable;

•	the holders of preferred shares will be entitled to a preferential quarterly dividend payment equal to the greater of (a) $0.01 per share and (b) 100 times the dividend declared per common share, if any;

•	the holders of preferred shares will be entitled to a preferential payment per share of all accrued and unpaid dividends and distributions per share, plus 100 times the distribution to be made per common share in the event of voluntary or involuntary dissolution, liquidation or winding up of us;

•	the holders of preferred shares will be entitled to 100 votes per share, voting together with the shares of common stock; and

•	the holders of preferred shares will be entitled to receive, per share, 100 times the amount received per common share, in the event of any merger, business combination, consolidation or other transaction in which the shares of common stock are exchanged.

Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share issuable upon exercise of each preferred share purchase right should approximate the value of one common share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

We may, but are not required to, issue fractional shares that are an integral multiple of one one-hundredth of a preferred share upon the exercise of preferred share purchase rights. In lieu of fractional shares, we may utilize a depository arrangement as provided by the terms of the preferred shares. In the case of fractions other than one one-hundredth of a preferred share or integral multiples thereof, we may make a cash payment based on the market price of such shares.

Until a preferred share purchase right is exercised, the holder of such right will have no rights as a shareholder.

The preferred share purchase rights have certain antitakeover effects and will cause substantial dilution to a person that attempts to acquire us on terms not approved by our board of directors. The preferred share purchase rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with our board of directors. Similarly, the preferred share purchase rights will not interfere with any merger or other business combination approved by our board of directors since our board of directors may, at its option, redeem all, but not less than all, of the then-outstanding preferred share purchase rights at the redemption price.

This summary of the preferred share purchase rights is not complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as an exhibit and incorporated herein by reference. A copy of the Rights Agreement is also available from us free of charge.

Item 2. Exhibits

Exhibit Number	Description
1	Rights Agreement, dated as of August 9, 2002, between ICOS Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares (incorporated by reference to exhibit 4.1 to ICOS Corporation’s Registration Statement on Form 8-A filed with the SEC on August 9, 2002)

2	Amendment No. 1 to Rights Agreement, dated September 26, 2005, among ICOS Corporation, ICOS Washington Corporation and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 10.1 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ICOS CORPORATION

Dated: September 27, 2005	By:	/s/ Michael A. Stein
Michael A. Stein
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1	Rights Agreement, dated as of August 9, 2002, between ICOS Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares (incorporated by reference to exhibit 4.1 to ICOS Corporation’s Registration Statement on Form 8-A filed with the SEC on August 9, 2002)

2	Amendment No. 1 to Rights Agreement, dated September 26, 2005, among ICOS Corporation, ICOS Washington Corporation and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 10.1 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)